King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100 Cal Smith Direct Dial: (404) 572-4875 Direct Fax: (404) 572-5100 csmith@kslaw.com

March 13, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	Beazer Homes USA, Inc.

Registration Statement on Form S-4

Filed February 27, 2017

File No. 333-216290

Dear Ms. Long:

This letter is being submitted by Beazer Homes USA, Inc. (the “Company”), in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission set forth in the Staff’s letter dated March 10, 2017 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 filed by the Company.

For your convenience, we have set forth each comment from the Comment Letter in italics and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” and “our” in the response refer to the Company.

General

1.	It appears that the registration statement was not filed for Beazer Homes Holdings, LLC, which is listed a co-registrant and signed the registration statement. It also appears that the registration statement was filed by Beazer Homes Holdings Corp. and Beazer Homes Corp., each of which is not listed as a co-registrant in the registration statement and did not sign the registration statement. Please advise. Please also be mindful of the potential need for applicable revisions to the legal opinions filed with your registration statement.

Securities and Exchange Commission

March 13, 2017

Response: The Company respectfully advises the Staff that on September 21, 2016, Beazer Homes Corp. filed a Certificate of Conversion and a Certificate of Formation pursuant to Section 18-214 of the Limited Liability Act with the Delaware Secretary of State to change its status as a Tennessee corporation to a Delaware limited liability company. In connection with the change, Beazer Homes Corp. also changed its name to Beazer Homes, LLC.

Also on September 21, 2016, Beazer Homes Holdings, LLC filed a Certificate of Conversion and a Certificate of Formation pursuant to Section 18-214 of the Limited Liability Act to change its status as a Delaware corporation to a Delaware limited liability company. In connection with the change, Beazer Homes Holdings Corp. changed its name to Beazer Homes Holdings, LLC.

On March 13, 2017, Beazer Homes Corp. and Beazer Homes Holdings Corp. updated their names in the EDGAR Company database to Beazer Homes, LLC and Beazer Homes Holdings, LLC, respectively. Accordingly, Beazer Homes Corp. and Beazer Homes Holdings Corp. will not be co-registrants to the Registration Statement.

Beazer Homes, LLC and Beazer Homes Holdings, LLC are each listed as co-registrants in the Registration Statement and have each signed the Registration Statement. In addition, our legal opinion dated February 27, 2017 and filed as Exhibit 5.1 to the Registration Statement included our opinion with respect to each of Beazer Homes, LLC and Beazer Homes Holdings, LLC.

* * * *

If we can be of any assistance in explaining this response, please let us know. Please contact me with any questions or comments at (404) 572-4875.

Very truly yours,

/s/ Cal Smith, King & Spalding LLP

cc:	Frank Pigott, Securities and Exchange Commission

Kenneth F. Khoury, Beazer Homes USA, Inc.